UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. )*

Hawaiian Telcom Holdco, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

420031106

(CUSIP Number)

Christopher J. Wilson, Esq.
Cincinnati Bell Inc.
221 East Fourth Street
 Cincinnati, OH 45202
+1 513 397 9900 (Tel)

With a copy to:

Robert I. Townsend, III, Esq.
O. Keith Hallam, III, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
+1 212 474 1000 (Tel)
+1 212 474 3700 (Fax)

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  420031106
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cincinnati Bell Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,612,599*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,612,599*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,612,599*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Cincinnati Bell Inc. disclaims beneficial ownership as described under Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Hawaiian Telcom Common Stock”), of Hawaiian Telcom Holdco, Inc., a corporation organized and existing under the laws of Delaware (“Hawaiian Telcom”). The principal executive offices of Hawaiian Telcom are located at 1177 Bishop Street, Honolulu, Hawaii 96813.

Item 2. Identity and Background

The name of the company filing this Statement is Cincinnati Bell Inc., an Ohio corporation (the “Reporting Person” or “Cincinnati Bell”). The principal business address of the Reporting Person is 221 East Fourth Street, Cincinnati, Ohio 45202. The Reporting Person is a telecommunications company and is listed on the New York Stock Exchange.

(a) — (c), (f) The name, business address, citizenship and principal occupation or employment of each of the directors and executive officers of the Reporting Person as of the date hereof are set forth in Schedule A hereto, and are incorporated herein by reference.

(d) Neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3. Source and Amount of Funds or Other Consideration

As a condition to the willingness of Cincinnati Bell to enter into the Merger Agreement (as defined below), certain stockholders of Hawaiian Telcom listed on Schedule B attached hereto (the “Stockholders”) entered into a voting agreement dated as of July 9, 2017, which is attached as Exhibit 10.1 (the “Voting Agreement”). Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement by Cincinnati Bell and the Stockholders. Cincinnati Bell did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction

(a) — (b) On July 9, 2017, Hawaiian Telcom entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cincinnati Bell and Twin Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cincinnati Bell (“Merger Sub”). The Merger Agreement, which, along with the Voting Agreement, has been approved by the board of directors of Hawaiian Telcom, provides for the merger of Merger Sub with and into Hawaiian Telcom (the “Merger”), with Hawaiian Telcom surviving the Merger as a wholly owned subsidiary of Cincinnati Bell (the “Surviving Corporation”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Hawaiian Telcom Common Stock (other than shares of Hawaiian Telcom Common Stock that are held by Hawaiian Telcom, are held by Cincinnati Bell or Merger Sub or are owned by any direct or indirect wholly owned subsidiary of Cincinnati Bell or Hawaiian Telcom and certain “Excluded Shares” (as defined in the Merger Agreement)) will be converted into the right to receive, at the holder’s election and subject to proration as set forth in the Merger Agreement, and as described below, any of the following forms of consideration (the “Merger Consideration”) (i) 1.6305 common shares, par value $0.01 per share, of Cincinnati Bell (the “Cincinnati Bell Common Shares”) (the “Share Consideration”), (ii) 0.6522 Cincinnati Bell Common Shares and $18.45 in cash, without interest (the “Mixed Consideration”); or (iii) $30.75 in cash, without interest (the “Cash Consideration”).

Hawaiian Telcom stockholders who elect to receive the Share Consideration or the Cash Consideration will be subject to proration to ensure that the aggregate number of Cincinnati Bell Common Shares to be issued by Cincinnati Bell in the Merger and the aggregate amount of cash to be paid in the Merger will be the same as if all electing stockholders received the Mixed Consideration.

The consummation of the Merger is subject to customary conditions, including: (i) the adoption of the Merger Agreement by Hawaiian Telcom’s stockholders; (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the receipt of any required consents or approvals from (a) the Federal Communications Commission, (b) state public service and state public utility commissions and (c) local regulators in connection with the provision of telecommunications and media services; (iv) the effectiveness of a registration statement on Form S-4 to be filed by Cincinnati Bell for the issuance of Cincinnati Bell Common Shares in connection with the Merger; (v) the approval of the listing of such Cincinnati Bell Common Shares on the New York Stock Exchange; and (vi) the absence of any legal restraint preventing the consummation of the Merger or imposing any Burdensome Condition (as defined in the Merger Agreement) on the consummation of the Merger.

On July 9, 2017, concurrently with the execution of the Merger Agreement, Cincinnati Bell entered into a Voting Agreement with each of the Stockholders, who, collectively and in the aggregate, hold voting power over approximately 22.5% of the shares of Hawaiian Telcom Common Stock. Pursuant to the Voting Agreement and as more fully described therein, each Stockholder, among other things, has agreed (a) that at any meeting of the shareholders of Hawaiian Telcom called to vote upon the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or at any postponement or adjournment thereof, and in any other circumstances upon which a vote, consent, adoption or other approval with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement is sought, such Shareholder will:

(i) appear at such meeting or otherwise cause its Subject Shares (as defined below) to be counted as present thereat for purposes of calculating a quorum, and

(ii) vote (or cause to be voted) all of such Stockholder’s Subject Shares:

(A) in favor of, and shall consent to (or cause to be consented to), the adoption of the Merger Agreement; and

(B) against, and shall not (and shall not commit or agree to) consent to (or cause to be consented to), any of the following: (1) any Company Takeover Proposal or any Acquisition Agreement (each as defined in the Merger Agreement) constituting or relating to any Company Takeover Proposal or (2) any amendment of Hawaiian Telcom’s organizational documents (other than pursuant to and as permitted by the Merger Agreement) or any other proposal, action, agreement or transaction which, in the case of this clause (2), would (A) result in a breach of any covenant, agreement, obligation, representation or warranty of Hawaiian Telcom contained in the Merger Agreement or of the Stockholders contained in the Voting Agreement, (B) prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement or by the Voting Agreement, or (C) change in any manner the voting rights of the Hawaiian Telcom Common Stock;

provided that in each case, the Merger Agreement shall not have been amended or modified without such Stockholder’s consent (1) to decrease the Merger Consideration, (2) to change the form of Merger Consideration or (3) otherwise in a manner adverse to such Stockholder.  Each Stockholder has irrevocably appointed the Reporting Person and any other individual designated in writing by the Reporting Person, and each of them individually, such Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Stockholder, to vote all of such Stockholder’s Subject Shares in accordance with clauses (i) and (ii) of this paragraph. For purposes of the Voting Agreement, “Subject Shares” means, with respect to the Stockholders, as of any date of determination, a number of shares of Hawaiian Telcom Common Stock in the aggregate equal to the lesser of (i) 25% of the total number of outstanding shares of Hawaiian Telcom Common Stock as of such date and (ii) the number of shares of Hawaiian Telcom Common Stock held by the Stockholders as of such date. Each Stockholder will be free to vote (or cause to be voted) all of its remaining shares of Hawaiian Telcom Common Stock in excess of the Subject Shares as it determines in its sole discretion.

Each Stockholder further agreed that such Stockholder will not, and will not commit or agree to, directly or indirectly (i) sell, transfer, pledge, exchange, assign, tender or otherwise dispose of (including by gift, merger or otherwise by operation of law) (collectively, “Transfer”) any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of Hawaiian Telcom, or enter into any Contract (as defined in the Merger Agreement), option, call or other arrangement with respect to the Transfer (including any profit-sharing or other derivative arrangement) of any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of Hawaiian Telcom, to any person other than pursuant to the Voting Agreement or the Merger Agreement, unless prior to any such Transfer the transferee of such Stockholder’s Subject Shares is a party to the Voting Agreement, enters into a stockholder agreement with Cincinnati Bell on terms substantially identical to the terms of the Voting Agreement or agrees to become a party to the Voting Agreement pursuant to a customary joinder agreement reasonably satisfactory to Cincinnati Bell or (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any Subject Shares or rights to acquire any securities or equity interests of Hawaiian Telcom, other than the Voting Agreement.

The Voting Agreement will terminate upon the earlier of (i) the completion of the special meeting of the stockholders of Hawaiian Telcom at which a proposal to adopt the Merger Agreement is voted upon (ii) the date of any amendment, waiver or modification of the Merger Agreement without the Stockholder’s prior written consent that has the effect of (1) decreasing the Merger Consideration, (2) changing the form of Merger Consideration, in each case, payable to the stockholders of Hawaiian Telcom pursuant to the Merger Agreement in effect on the date of the Voting Agreement or (3) otherwise affecting such Stockholder in an adverse manner and (iii) the termination of the Merger Agreement in accordance with its terms.

(c) Not applicable.

(d) As of the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly appointed and qualified, or until their earlier resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Not applicable.

(g) At the Effective Time, the certificate of incorporation of Hawaiian Telcom, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law (and subject to the provisions of the Merger Agreement governing indemnification, advancement of expenses and exculpation of the current or former directors and officers of Hawaiian Telcom). The bylaws of the Surviving Corporation in effect from and after the Effective Time and until thereafter changed or amended as provided therein or by applicable law shall be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation.

(h) and (i). Upon the consummation of the Merger, the Hawaiian Telcom Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and Cincinnati Bell will cause them to be deregistered. In addition, Cincinnati Bell will cause the Hawaiian Telcom Common Stock to be delisted from the NASDAQ Stock Market, LLC.

(j) Other than described above, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 2.1 and 10.1, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

(a) and (b) As a result of the Voting Agreement, as of the date hereof, the Reporting Person may be deemed to have acquired beneficial ownership of 2,612,599 shares of Hawaiian Telcom Common Stock, which are either owned directly by the Stockholders or which the Stockholders have the power to vote or dispose. Such 2,612,599 shares of Hawaiian Telcom Common Stock represent approximately 22.5% of the outstanding Hawaiian Telcom Common Stock as of July 9, 2017, based upon 11,587,963 shares of Hawaiian Telcom Common Stock outstanding as of such date (as represented by Hawaiian Telcom in the Merger Agreement).

The Reporting Person may be deemed to have shared power to vote the Subject Shares with respect to those matters described above. The Reporting Person may also be deemed to share with the Stockholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Voting Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this Statement and in the Voting Agreement. However, the Reporting Person is not entitled to any other rights as stockholder of Hawaiian Telcom as to the Subject Shares.

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Person as a result of the execution of the Voting Agreement, the Reporting Person does not beneficially own any other shares of Hawaiian Telcom Common Stock, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially own any shares of Hawaiian Telcom Common Stock.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Act) with the Stockholders and, pursuant to Rule 13d-4 under the Act, hereby disclaims beneficial ownership of any shares of Hawaiian Telcom Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

The information required by Item 2 of Schedule 13D of each person with whom the power to vote or direct the vote or to dispose or direct the disposition of the Subject Shares may be deemed to be shared with the Reporting Person is set forth in the report on Schedule 13D filed on September 25, 2015 by the Stockholders with respect to Hawaiian Telcom, as amended.

(c) As described in Items 3 and 4 of this Statement, Cincinnati Bell entered into the Voting Agreement and the Merger Agreement within the last 60 days.

(d) To the knowledge of the Reporting Person, no person, other than the Stockholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Hawaiian Telcom deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person set forth on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Hawaiian Telcom or its subsidiaries other than the Merger Agreement and the Voting Agreement.

The description of the Merger Agreement and the Voting Agreement in Item 4 of this Statement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Acquisition Corp. and Hawaiian Telcom Holdco, Inc.

10.1
Voting Agreement dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Haven Special Opportunities Fund III, L.P., Twin Haven Special Opportunities Partners III, L.L.C., Twin Haven Special Opportunities Fund IV, L.P., Twin Haven Special Opportunities Partners IV, L.L.C., Twin Haven Capital Partners, L.L.C., Robert Webster and Paul Mellinger.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of July 18, 2017 that the information set forth in this statement is true, complete and correct.

Cincinnati Bell Inc.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President and General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CINCINNATI BELL INC.

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Cincinnati Bell Inc. as of the date of this Statement. Each individual identified below has his or her business address at 221 East Fourth Street, Cincinnati, OH 45202, and, unless otherwise indicated below, each occupation set forth opposite such individual’s name refers to employment or position with Cincinnati Bell Inc.

Name	Relationship to Cincinnati Bell Inc.	Principal Occupation	Citizenship

Board of Directors of Cincinnati Bell Inc.

Phillip R. Cox	Chairman of the Board of Directors	President and Chief Executive Officer of Cox Financial Corporation, a financial planning services company located at 105 East Fourth Street, Suite 1330, Cincinnati, OH 45202-4008	USA

John W. Eck	Member of the Board of Directors	Chief Local Media Officer at Univision Communications, Inc., a media company located at 605 3rd Avenue, New York, NY 10158	USA

Jakki L. Haussler	Member of the Board of Directors	Chairman and Chief Executive Officer of Opus Capital Group, a registered investment advisory firm located at 221 East 4th Street, Suite 2700, Cincinnati, OH 45202	USA

Craig F. Maier	Member of the Board of Directors	Retired	USA

Russel P. Mayer	Member of the Board of Directors	Retired	USA

Lynn A. Wentworth	Member of the Board of Directors	Director	USA

Martin J. Yudkovitz	Member of the Board of Directors	Retired	USA

John M. Zrno	Member of the Board of Directors	Retired	USA

Theodore H. Torbeck	Member of the Board of Directors	Retired	USA

Name	Relationship to Cincinnati Bell Inc.	Principal Occupation	Citizenship

Management of Cincinnati Bell Inc.

Leigh R. Fox	President and Chief Executive Officer	President and Chief Executive Officer	USA

Andrew R. Kaiser	Chief Financial Officer	Chief Financial Officer	USA

Thomas E. Simpson	Chief Operating Officer	Chief Operating Officer	USA

Christopher J. Wilson	Vice President and General Counsel	Vice President and General Counsel	USA

Joshua T. Duckworth	Vice President, Investors Relations and Controller	Vice President, Investors Relations and Controller	USA

SCHEDULE B

STOCKHOLDERS PARTY TO A VOTING AGREEMENT WITH CINCINNATI BELL INC.

Stockholder Name	Common Shares Beneficially Owned(1)
Twin Haven Special Opportunities Fund III, L.P.	1,457,000
Twin Haven Special Opportunities Partners III, L.L.C.	1,457,000
Twin Haven Special Opportunities Fund IV, L.P.	1,153,000
Twin Haven Special Opportunities Partners IV, L.L.C.	1,153,000
Twin Haven Capital Partners, L.L.C.	2,610,000
Robert Webster	2,612,599
Paul Mellinger	2,610,000

(1)Twin Haven Special Opportunities Fund III, L.P. (“Twin Haven III”) is the direct beneficial owner of 1,457,000 shares of Hawaiian Telcom Common Stock, constituting approximately 12.57% of the outstanding shares of Hawaiian Telcom Common Stock.  Twin Haven Special Opportunities Fund IV, L.P. (“Twin Haven IV”) is the direct beneficial owner of 1,153,000 shares of Hawaiian Telcom Common Stock, constituting approximately 9.95% of the outstanding shares of Hawaiian Telcom Common Stock.  Mr. Webster beneficially owns 2,599 shares of Hawaiian Telcom Common Stock issuable upon settlement of outstanding restricted stock unit awards, constituting approximately 0.02% of the outstanding shares of Hawaiian Telcom Common Stock.  Each of Twin Haven Special Opportunities Partners III, L.L.C. (“GP III”), Twin Haven Special Opportunities Partners IV, L.L.C. (“GP IV”), Twin Haven Capital Partners, L.L.C. (the “Manager”) and Mr. Mellinger do not directly own any shares of Hawaiian Telcom Common Stock.  As the general partner of Twin Haven III, GP III may be deemed to beneficially own all 1,457,000 shares of Hawaiian Telcom Common Stock owned by Twin Haven III, constituting approximately 12.57% of the outstanding shares of Hawaiian Telcom Common Stock.  As the general partner of Twin Haven IV, GP IV may be deemed to beneficially own all 1,153,000 shares of Hawaiian Telcom Common Stock owned by Twin Haven IV, constituting approximately 9.95% of the outstanding shares of Hawaiian Telcom Common Stock.  As the manager of Twin Haven III and Twin Haven IV, the Manager may be deemed to beneficially own all 2,610,000 shares of Hawaiian Telcom Common Stock owned by Twin Haven III and Twin Haven IV, constituting approximately 22.52% of the outstanding shares of Hawaiian Telcom Common Stock.  As the managing members of each of GP III, GP IV and the Manager, each of Messrs. Webster and Mellinger may be deemed to beneficially own all 2,610,000 shares of Hawaiian Telcom Common Stock owned by Twin Haven III and Twin Haven IV, constituting approximately 22.52% of the outstanding shares of Hawaiian Telcom Common Stock.

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Acquisition Corp. and Hawaiian Telcom Holdco, Inc.

10.1
Voting Agreement dated as of July 9, 2017, among Cincinnati Bell Inc., Twin Haven Special Opportunities Fund III, L.P., Twin Haven Special Opportunities Partners III, L.L.C., Twin Haven Special Opportunities Fund IV, L.P., Twin Haven Special Opportunities Partners IV, L.L.C., Twin Haven Capital Partners, L.L.C., Robert Webster and Paul Mellinger.